File No. 812-13616-09

Before the
UNITED STATES SECURITIES AND EXCHANGE COMMISSION

In the Matter of the Application
of

CAPITAL RESEARCH AND MANAGEMENT COMPANY
AMCAP FUND
AMERICAN BALANCED FUND
AMERICAN FUNDS FUNDAMENTAL INVESTORS
AMERICAN FUNDS GLOBAL BALANCED FUND
AMERICAN FUNDS INCOME SERIES, THE
AMERICAN FUNDS INSURANCE SERIES
AMERICAN FUNDS MONEY MARKET FUND
AMERICAN FUNDS MORTGAGE FUND
AMERICAN FUNDS PORTFOLIO SERIES
AMERICAN FUNDS SHORT-TERM TAX-EXEMPT BOND FUND
AMERICAN FUNDS TARGET DATE RETIREMENT SERIES
AMERICAN FUNDS TAX-EXEMPT FUND OF NEW YORK
AMERICAN FUNDS TAX-EXEMPT SERIES I, THE
AMERICAN FUNDS TAX-EXEMPT SERIES II, THE
AMERICAN HIGH-INCOME MUNICIPAL BOND FUND
AMERICAN HIGH-INCOME TRUST
AMERICAN MUTUAL FUND

BOND FUND OF AMERICA, THE
CAPITAL INCOME BUILDER
CAPITAL WORLD BOND FUND
CAPITAL WORLD GROWTH AND INCOME FUND, INC.
EUROPACIFIC GROWTH FUND
GROWTH FUND OF AMERICA, INC., THE
INCOME FUND OF AMERICA, THE
INTERMEDIATE BOND FUND OF AMERICA
INTERNATIONAL GROWTH AND INCOME FUND
INVESTMENT COMPANY OF AMERICA, THE
LIMITED TERM TAX-EXEMPT BOND FUND OF AMERICA
NEW ECONOMY FUND, THE
NEW PERSPECTIVE FUND, INC.
NEW WORLD FUND, INC.
SHORT-TERM BOND FUND OF AMERICA
SMALLCAP WORLD FUND, INC.
TAX-EXEMPT BOND FUND OF AMERICA, THE
WASHINGTON MUTUAL INVESTORS FUND

333 South Hope Street
Los Angeles, California 90071

AMENDMENT NO. 5
to
APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED,
FOR AN ORDER OF EXEMPTION FROM
THE PROVISIONS OF SECTION 15(a) THEREOF AND RULE 18f-2 THEREUNDER; AND CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Please send all communications regarding this Application to:
Michael J. Downer
Capital Research and Management Company
333 South Hope Street, 33rd Floor
Los Angeles, California 90071
(213) 486-9425

Page 1 of 43 Pages, including Exhibits.
Exhibit Index appears on Page 36.

UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

IN THE MATTER OF:

Capital Research and Management Company
AMCAP Fund
American Balanced Fund
American Funds Fundamental Investors
American Funds Global Balanced Fund
American Funds Income Series, The
American Funds Insurance Series
American Funds Money Market Fund
American Funds Mortgage Fund
American Funds Portfolio Series
American Funds Short-Term Tax-Exempt Bond Fund
American Funds Target Date Retirement Series
American Funds Tax-Exempt Fund of New York
American Funds Tax-Exempt Series I, The
American Funds Tax-Exempt Series II, The
American High-Income Municipal Bond Fund
American High-Income Trust
American Mutual Fund
Bond Fund of America, The
Capital Income Builder
Capital World Bond Fund
Capital World Growth and Income Fund, Inc.
EuroPacific Growth Fund
Growth Fund of America, Inc., The
Income Fund of America, The
Intermediate Bond Fund of America
International Growth and Income Fund
Investment Company of America, The
Limited Term Tax-Exempt Bond Fund of America
New Economy Fund, The
New Perspective Fund, Inc.
New World Fund, Inc.
Short-Term Bond Fund of America
SMALLCAP World Fund, Inc.
Tax-Exempt Bond Fund of America, The
Washington Mutual Investors Fund

333 South Hope Street
Los Angeles, California 90071

File No. 812-13616-09

AMENDMENT N0. 5 TO APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM THE PROVISIONS OF SECTION 15(a) THEREOF AND RULE 18f-2 THEREUNDER; AND CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.           Introduction
Capital Research and Management Company (“CRMC”) and AMCAP Fund, American Balanced Fund, American Funds Fundamental Investors, American Funds Global Balanced Fund, The American Funds Income Series, American Funds Insurance Series, American Funds Money Market Fund, American Funds Mortgage Fund, American Funds Portfolio Series, American Funds Short-Term Tax-Exempt Bond Fund, American Funds Target Date Retirement Series, American Funds Tax-Exempt Fund of New York, The American Funds Tax-Exempt Series I, The American Funds Tax-Exempt Series II, American High-Income Municipal Bond Fund, American High-Income Trust, American Mutual Fund, The Bond Fund of America, Capital Income Builder, Capital World Bond Fund, Capital World Growth and Income Fund, Inc., EuroPacific Growth Fund, The Growth Fund of America, Inc., The Income Fund of America, Intermediate Bond Fund of America, International Growth and Income Fund, The Investment Company of America, Limited Term Tax-Exempt Bond Fund of America, The New Economy Fund, New Perspective Fund, Inc., New World Fund, Inc., Short-Term Bond Fund of America, SMALLCAP World Fund, Inc., The Tax-Exempt Bond Fund of America and Washington Mutual Investors Fund (collectively, the “Investment Companies” and together with CRMC, the “Applicants”) hereby apply pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order (“Order”) of the United States Securities and Exchange Commission (“SEC” or “Commission”) granting exemptions:1
(i)           from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit an Adviser, subject to the approval of the applicable board of

1 Applicants request that any relief granted pursuant to this Application apply to any current or future series of the Investment Companies and any other existing or future registered open-end investment company and its series that: (a) are advised by CRMC or any person controlling, controlled by, or under common control with CRMC or its successors (each, an “Adviser”); (b) use the multi-manager structure described in this Application; and (c) comply with the terms and conditions of this Application (any such company or series, a “Fund” and collectively the “Funds”).  All Funds that currently intend to rely on the requested Order are named as Applicants.  For purpose of the requested Order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization..

directors or trustees (the “Board”), including a majority of the directors or trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the applicable Investment Company (“Independent Trustees”), to do the following without obtaining shareholder approval: (A) select certain, direct or indirect, wholly-owned subsidiaries, as that term is defined in Section 2(a)(43) of the 1940 Act, of CGC (a “Wholly Owned Sub-Adviser”) to manage all or a portion of the assets of a Fund, pursuant to an investment sub-advisory agreement (each agreement with a Wholly Owned Sub-Adviser, a “Sub-Advisory Agreement”) and (B) materially amend a Sub-Advisory Agreement (all such changes are referred to herein as “Eligible Sub-Adviser Changes”).  Applicants do not request relief for any other sub-adviser changes not already permitted by Commission rule or other Commission or staff action (all such changes are referred to herein as “Ineligible Sub-Adviser Changes”).  Applicants will continue to request shareholder approval for Ineligible Sub-Adviser Changes in accordance with the requirements of Section 15(a) and Rule 18f-2.2
(ii)           from certain disclosure obligations under the following rules and forms: (A) Item 19(a)(3) of Form N-1A, (B) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (“1934 Act”) and (C) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.
II.           Background
A.	The Investment Companies
AMCAP Fund, American Balanced Fund, American Funds Fundamental Investors, American Funds Global Balanced Fund, The American Funds Income Series, American Funds Insurance Series, American Funds Money Market Fund, American Funds Mortgage Fund, American Funds Portfolio Series, American Funds Short-Term Tax-Exempt Bond Fund, American Funds Target Date Retirement Series, American Funds Tax-Exempt Fund of New

2 The requested relief will not extend to any sub-adviser, other than a Wholly Owned Sub-Adviser, who is an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of the Fund or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Funds (“Affiliated Sub-Adviser”).

York, The American Funds Tax-Exempt Series I, The American Funds Tax-Exempt Series II, American High-Income Municipal Bond Fund, American High-Income Trust, American Mutual Fund, The Bond Fund of America, Capital Income Builder, Capital World Bond Fund, Capital World Growth and Income Fund, Inc., EuroPacific Growth Fund, The Growth Fund of America, Inc., The Income Fund of America, Intermediate Bond Fund of America, International Growth and Income Fund, The Investment Company of America, Limited Term Tax-Exempt Bond Fund of America, The New Economy Fund, New Perspective Fund, Inc., New World Fund, Inc., Short-Term Bond Fund of America, SMALLCAP World Fund, Inc., The Tax-Exempt Bond Fund of America and Washington Mutual Investors Fund are each registered under the 1940 Act as an open-end investment company, consisting of one or more series, and each is organized as either a Maryland corporation, Massachusetts business trust, or Delaware statutory trust. None of the Investment Companies are required to hold an annual meeting of shareholders.
B.	CRMC
Capital Research and Management Company is, and each other Adviser will be, registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”). CRMC currently serves as the sole investment adviser to each existing Fund.  CRMC is a wholly-owned subsidiary of The Capital Group Companies, Inc. (“CGC”), a privately owned Delaware corporation.  CGC is the parent company of a group of investment management companies, including CRMC, and related service companies.  CRMC currently manages equity assets through two investment divisions, Capital Research Global Investors and Capital World Investors, and manages fixed-income assets through its Fixed Income division.  Upon receipt of this exemptive relief and required shareholder approval, it is contemplated that Capital Research Global Investors and Capital World Investors may be incorporated into wholly-owned subsidiaries of CRMC and be engaged as Wholly Owned Sub-Advisers.
C.	Wholly Owned Sub-Advisers

As further described below in Section III, the specific investment decisions for the Funds will be made by one or more Wholly Owned Sub-Advisers, which will have discretionary authority to invest all or a portion of the assets of the Fund, subject to the general supervision of its Adviser and the applicable Board.  Each Wholly Owned Sub-Adviser will be an investment adviser registered under the Advisers Act or exempt from such registration.
III.           The Proposed Transactions
A.	Wholly Owned Subsidiary Manager-of-Managers Structure
The Adviser will serve as the sole investment adviser to each Fund pursuant to an investment advisory agreement between the Adviser and the Investment Company, on behalf of the Fund (each, an “Advisory Agreement”). The terms of the Advisory Agreement will comply with Section 15(a) of the 1940 Act. The Advisory Agreement, and material amendments thereto, will be approved by the shareholders of the Fund and by the applicable Board, including a majority of the Independent Trustees, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.3 Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the requirements that an Advisory Agreement (in contrast to a Sub-Advisory Agreement) be approved by the board and the shareholders of a registered open-end investment company.
The Adviser will be responsible for providing a program of continuous investment management to the Fund in accordance with the investment objective, policies and limitations of the Fund as stated in its prospectus and statement of additional information.4

3 When this Application refers to approval by shareholders, or any other action by shareholders pursuant to Section 15(a) of the 1940 Act, such approval or action will require the favorable vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act, of the Investment Company or the Fund, as applicable.
4 As stated in condition 10 to this Application, the Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets and, subject to review and approval of the Board (except that with respect to (c) and (d) below, no approvals are necessary), the Adviser will: (a) set the Fund’s overall investment strategies; (b) evaluate, select and recommend Wholly Owned Sub-Advisers to manage all or a part of the Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Wholly Owned Sub-Advisers; (d) monitor and evaluate the performance of Wholly Owned Sub-Advisers; and (e) implement procedures reasonably designed to ensure that the Wholly Owned Sub-Advisers comply with the Fund’s investment objective, policies and restrictions. With respect to items (c) and (d), the Board’s role may more appropriately be viewed as reviewing such determinations by the Adviser rather than granting any formal approvals.

The Applicants intend to implement a multi-manager structure in which all sub-advisers are Wholly Owned Sub-Advisers.  The Adviser may engage one or more Wholly Owned Sub-Advisers to provide day-to-day investment management services for the Fund. The Adviser will select Wholly Owned Sub-Advisers based on its evaluation of the capabilities of the Wholly Owned Sub-Adviser in managing assets pursuant to particular investment styles and will recommend their hiring to the applicable Board. Wholly Owned Sub-Advisers recommended by the Adviser must be approved by the Board, including a majority of the Independent Trustees. The Adviser will then periodically evaluate the continued advisability of retaining those Wholly Owned Sub-Advisers and will make recommendations to the Board as needed.  Each Wholly Owned Sub-Adviser will be an investment adviser to the Fund within the meaning of the 1940 Act and their provision of advisory services will be subject to, without limitation, Sections 15(c) and 36(b) of the 1940 Act.
In return for providing overall management services, including Wholly Owned Sub-Adviser selection and monitoring services, the Adviser will have a contractual right to receive from the Fund a periodic fee, computed as a percentage of the Fund’s average daily net assets (and in some cases also a percentage of income) in accordance with the relevant requirements of the 1940 Act (“Advisory Fee”).
The specific investment decisions for the Fund will be made by the Wholly Owned Sub-Adviser(s), each of which will have discretionary authority to invest all or a portion of the assets of the Fund, subject to the general supervision by the Adviser and the Board. Each Wholly Owned Sub-Adviser will keep the records required by the 1940 Act and the Advisers Act to be maintained on behalf of the Fund, and will assist the Adviser in maintaining the Fund’s compliance with the relevant requirements of the 1940 Act. For its services to the Fund, the Adviser will compensate the Wholly Owned Sub-Adviser(s) out of the fees paid to the Adviser under its Advisory Agreement with the Fund (“Sub-Advisory Fee”). Neither the Investment Company nor the Fund will be responsible for paying Sub-Advisory Fees to any Wholly Owned Sub-Adviser. Each Wholly Owned Sub-Adviser will bear its own expenses of providing Sub-Advisory services to the Fund.
Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Wholly Owned Sub-Adviser will furnish such information as may reasonably be necessary for the Board to evaluate the terms of the Advisory Agreement and Sub-Advisory Agreement(s). The information provided to the Board will be maintained as part of the records of the Fund in accordance with applicable record keeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.
As further explained below, the Order would enable the Adviser and the Board to obtain for the Fund services of one or more Wholly Owned Sub-Advisers selected by the Adviser and approved by the Board to manage all or a portion of the assets of the Fund, and to make material amendments to Sub-Advisory Agreements, without the delay and expense of convening special meetings of shareholders. The Adviser will evaluate, allocate assets to, and oversee the Wholly Owned Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. Applicants believe that without such exemptions, the Adviser may be precluded from promptly and timely employing Wholly Owned Sub-Advisers or materially amending Sub-Advisory Agreements, or may subject the Fund to additional expenses of proxy solicitation when employing Wholly Owned Sub-Advisers or materially amending Sub-Advisory Agreements.  Applicants believe that with the exemptions the Adviser will continue to be able to efficiently match the appropriate investment management personnel and resources within its organization to manage each fund.
IV.           Requested Relief and Applicable Law
A.	Shareholder Voting
1.	Applicable Law and Request for Relief

Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract which…has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(1) states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.” These provisions, taken together, would require the shareholders of a Fund to approve any new Sub-Advisory Agreement or material amendment to a Sub-Advisory Agreement.
Applicants acknowledge that there is a question of whether they may rely on the safe harbor afforded by rule 2a-6 under the 1940 Act for making Wholly Owned Sub-Adviser changes without shareholder approval.  Each Wholly Owned Sub-Adviser will generally run its own day-to-day affairs and have its own investment personnel.  Accordingly, it may be asserted that changes in Wholly Owned Sub-Advisers for the Funds (or material changes to a Sub-Advisory Agreement with a Wholly Owned Sub-Adviser) could be regarded as changes in “management” and, thus, an “assignment” within the meaning of Sections 2(a)(4) and 15(a)(4) of the 1940 Act, so as to preclude reliance on Rule 2a-6.
Section 6(c) of the 1940 Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested exemptions are (i) appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.
For the reasons provided in this Section and subject to the conditions set forth below in Section V, Applicants request that the Commission grant an Order providing an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Adviser and the Investment Companies, without obtaining shareholder approval, to make Eligible Sub-Adviser Changes. Under the requested relief, the approval of the applicable Board, including a majority of the Independent Trustees, would still be required.  The Applicants have obtained shareholder approval of the operation of the Funds in the manner described in this Application.  No further shareholder approvals would be necessary to implement the operation of the Funds in the manner described in this application, including any appointment of a Fund’s initial Wholly Owned Sub-Adviser.  In addition, each existing Fund has disclosed the multi-manager structure described in this Application in its prospectus at all times since such structure was approved by the Fund’s shareholders or the Fund’s inception.
If the Order is granted, each Sub-Advisory Agreement will comply with the following requirements of Section 15(a) of the 1940 Act: (i) it will precisely describe all compensation to be paid to the Wholly Owned Sub-Adviser thereunder; (ii) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act; (iii) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the Fund on sixty days’ written notice to the Wholly Owned Sub-Adviser; and (iv) it will provide for its automatic termination in the event of its assignment as “assignment” is used in Section 15(a) of the 1940 Act.

For Eligible Sub-Adviser Changes, Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions for making such changes discussed herein, so as to raise possible concerns under the 1940 Act.  As discussed below, the Adviser would lack any economic incentive to favor a Wholly Owned Sub-Adviser that may be the subject of an Eligible Sub-Adviser Change.  Applicants are not requesting relief for Ineligible Sub-Adviser Changes and will continue to seek shareholder approval of sub-advisory agreements in such cases, consistent with the requirements of the 1940 Act and the rules thereunder.
The Applicants represent that if the name of a Fund contains the name of a Wholly Owned Sub-Adviser, the name of the Adviser to that Fund, or a trademark or trade name that is owned by the Adviser to that Fund, will precede the name of the Wholly Owned Sub-Adviser.
2.	Legal Analysis in Support of Relief Requested
a.	Necessary or Appropriate in the Public Interest
The Fund’s investment advisory arrangements will be different from those of a more traditional investment company. Under a traditional structure, the investment adviser is a single external entity that employs one or more individuals as fund managers. Those fund managers make the day-to-day investment decisions for the investment company. The investment adviser is free to retain or dismiss fund managers without board or shareholder approval. In contrast, the Adviser typically will not make the day-to-day investment decisions for the Fund. Having established an investment program for the Fund, the Adviser will select, supervise and evaluate one or more Wholly Owned Sub-Advisers which, in turn, will make the day-to-day investment decisions for the Fund. Applicants believe that this service will provide benefits to the Fund’s shareholders because the Adviser will be able to select one or more Wholly Owned Sub-Advisers that the Adviser determines are well suited to manage all or a portion of the Funds’ assets.  The Adviser will therefore be able to quickly and effectively deploy the most appropriate investment management personnel and resources within its organization to manage the Funds.

From the perspective of an investor in the Fund, the roles of the Adviser and Wholly Owned Sub-Adviser(s) with respect to the Fund will be substantially equivalent to the roles of an investment adviser and its portfolio-manager employees under the more traditional structure. Both the Wholly Owned Sub-Adviser(s) in the proposed structure and portfolio managers in the more traditional structure are concerned principally with the selection of portfolio investments in accordance with the respective investment company’s investment objective and policies. Neither has significant supervisory, management or administrative responsibilities with respect to the investment company. In addition, Applicants believe that shareholders of the Fund will look to the Adviser when they have questions or concerns about the Fund’s management or investment results, and that shareholders will expect the Adviser to select the Wholly Owned Sub-Adviser(s) for the Fund as deemed appropriate by the Adviser and the Board, just as shareholders of a more traditionally managed investment company expect its investment adviser to hire the portfolio manager(s) that provide day-to-day investment management services to the investment company. Applicants also believe that it would be appropriate for shareholders of the Fund to expect the Adviser to compensate Wholly Owned Sub-Advisers (so long as the advisory fee paid by the Fund does not increase), consistent with how shareholders of an investment company operating under the more traditional structure expect the investment adviser to compensate its portfolio managers out of its own assets. Those shareholders do not expect that they will be asked to approve portfolio managers’ compensation packages.  Further, as mentioned above, CRMC currently manages equity assets of the Funds through two independent divisions.  Neither shareholder nor Board approval is required to re-allocate assets between the two divisions.  Applicants believe that, similarly, shareholders would not expect to approve the re-allocation of assets of the Funds between Wholly Owned Sub-Advisers.
Without the requested relief, when an Eligible Sub-Adviser Change is made, the Fund’s shareholders would be required to approve the Sub-Advisory Agreement with the new Wholly Owned Sub-Adviser. Also, shareholder approval would be required prior to a material amendment to a Sub-Advisory Agreement. In each of these situations, the need for shareholder approval would require the Investment Company to engage in a cumbersome and costly process of calling and holding a shareholder meeting, creating and distributing proxy materials and soliciting votes from shareholders on behalf of the Fund.
Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (that is, the selection, supervision and evaluation of Wholly Owned Sub-Advisers), without incurring unnecessary delay or expense, is appropriate in the interests of the Fund’s shareholders.  Under this proposed structure, investors in the Funds will look to the Adviser to select the most appropriate investment management personnel and resources within the organization to manage the Funds.
Due to the potential costs and delays associated with conducting shareholder meetings, and because the role of the Adviser with respect to the Wholly Owned Sub-Adviser(s) would be functionally equivalent to the role of an investment advisory firm with respect to the portfolio managers serving as its employees, Applicants believe that it is appropriate for the Commission to grant relief from the 1940 Act’s shareholder approval requirements with respect to the Sub-Advisory Agreements. Applicants believe that relief from obtaining shareholder approval, under the circumstances and conditions described in this Application, is appropriate in the public interest and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and avoids costs and burdens on the Fund and its shareholders that do not correspondingly advance their interests.
b.	Consistent with the Protection of Investors
Primary responsibility for management of a Fund, including the selection and supervision of Wholly Owned Sub-Advisers, is vested in its Adviser, subject to the oversight of the Board. Applicants believe that investors will choose to invest in the Funds, in part, based on an expectation that the Adviser will evaluate, select and supervise the Wholly Owned Sub-Adviser(s).

In addition, because the fee payable by the Adviser to the Wholly Owned Sub-Adviser will bear on the reasonableness of the Advisory Fees payable by the Fund to the Adviser, the Adviser and the Board will analyze the fees paid to Wholly Owned Sub-Adviser(s) in evaluating the reasonableness of the overall arrangements with the Fund. In conducting this analysis, the Adviser and the Board will consider certain information, including but not limited to, the following:
(i)	A description of the proposed method of computing the fees and possible alternative fee arrangements;
(ii)
Comparisons of the proposed fees to be paid by the Fund with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(iii)	Data with respect to the projected expense ratios of the Fund and comparisons with other mutual funds of comparable size.
Each Board will comply with the requirements of Section 15(c) of the 1940 Act regarding Board actions before entering into, renewing or materially amending the Advisory Agreement or any of the Sub-Advisory Agreements. The Board will request, and the Adviser and Wholly Owned Sub-Advisers will provide, both as required by Section 15(c) of the 1940 Act, such information as is reasonably necessary to evaluate the Advisory Agreement and Sub-Advisory Agreements in connection with the annual renewal of these agreements.  In reaching a determination whether to renew the Advisory Agreement or Sub-Advisory Agreements, the Board will take into account information furnished to them throughout the year, as well as information prepared specifically in connection with their review of the agreements.  The Boards will be advised by independent counsel in this process.  In addition, the Advisory Agreement for each Fund will remain subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including those requirements relating to shareholder approval. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Wholly Owned Sub-Advisers in the Adviser in light of the management structure of the Funds, the continuing oversight role of the Boards, and shareholders’ expectation that the Adviser will select Wholly Owned Sub-Advisers for each Fund.
Shareholders of each Fund also will be provided with adequate information about any Wholly Owned Sub-Adviser(s) so that they can make an informed investment decision. The Fund’s prospectus and statement of additional information will include information about each Wholly Owned Sub-Adviser that is responsive to Form N-1A. If a new Wholly Owned Sub-Adviser is retained, or a Sub-Advisory Agreement is materially amended, the Investment Company will supplement the Fund’s prospectus or statement of additional information, or file a post-effective amendment to its registration statement to the extent necessary to reflect changes in Wholly Owned Sub-Advisers. If a new Wholly Owned Sub-Adviser(s) is hired, the Fund(s) will inform shareholders of the hiring of a new Wholly Owned Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a Wholly Owned Sub-Adviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;5 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice  no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.

5 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the 1934 Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Wholly Owned Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on the website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement, and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act for an information statement, except as modified by the proposed order to permit Aggregate Fee Disclosure, as defined below.  Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Applicants do not believe that the use of Wholly Owned Sub-Advisers in the manner described in this Application should raise any concern under the 1940 Act that might prevent the Commission from making its findings under section 6(c).  No impermissible conflict of interest or opportunity for self-dealing would arise when an Eligible Sub-Adviser Change is made.
The Adviser does not have any economic incentive to replace one Wholly Owned Sub-Adviser with another Wholly Owned Sub-Adviser.  Similarly, the Adviser does not derive any meaningful economic benefit if it makes material changes to a Sub-Advisory Agreement.  To the extent any conflicts may arise when Eligible Sub-Adviser Changes are made, they would be disclosed to, and adequately addressed by, the Board.  As noted, as a condition of issuing the requested order, if granted, the Commission would require the Board, including a majority of the Independent Trustees, to make a separate finding, reflected in the applicable Board minutes, that any change in sub-advisers is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or any sub-adviser that is an affiliated person of the Adviser derives an inappropriate advantage.
As previously noted, Applicants are not requesting relief for Ineligible Sub-Adviser Changes.  Applicants will continue to request shareholder approval of the sub-advisory agreements in such cases.
Applicants believe that the Adviser should not be disadvantaged for its choice of organizational structure if no unique conflicts are presented.  The use of manager-of-manager arrangements involving unaffiliated sub-advisers, for which the Commission has granted numerous exemptive orders, is premised on the control the adviser retains over the process of providing investment advisory services to a fund, and through the establishment of conditions, the removal of any real incentive for the adviser to favor particular sub-advisers or to act in a manner that would be detrimental to shareholders.  Applicants assert that the same degree of control and lack of incentive (or elimination of conflict of interest) is present when it makes Eligible Sub-Adviser Changes.  In fact, Applicants believe that the Adviser would retain more control over its

Wholly Owned Sub-Advisers than is the case in the typical manager-of manager order because of the fact that the Wholly Owned Sub-Adviser would be its wholly-owned subsidiary.  In addition, Applicants contend that there would be more of an identification in the minds of investors between the Adviser and its Wholly Owned Sub-Advisers than is the case between an adviser and its sub-advisers in the circumstances of the typical manager-of-manager order because of the affiliation between the Adviser and Wholly Owned Sub-Adviser.
Because each Advisory Agreement will remain subject to Section 15(a), the Board will adhere to the requirements of Section 15(c) in entering into, renewing or materially amending the Advisory Agreement or any Sub-Advisory Agreement, shareholders will be given the disclosure described above, and there is no impermissible conflict of interest or opportunity for self-dealing when an Eligible Sub-Adviser Change is made, Applicants believe that granting the requested relief is consistent with the protection of investors.
c.	Consistent with the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act
Applicants recognize that a principal purpose of Section 15(a) is to prevent “trafficking” in advisory agreements and that this policy is served by generally requiring shareholder approval for changes to an investment company’s investment adviser. This policy is embedded in Section 1(b)(6) of the 1940 Act, which provides that “the national public interest and the interest of investors are adversely affected . . . when the control or management of investment companies is transferred without the consent of security holders.” The proposed structure implicates no such concerns and the requested relief is fully consistent with these public policy objectives of Sections 15(a) and 1(b)(6).
If the requested relief is granted, each Advisory Agreement would continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. In addition, the role of the Adviser with respect to Wholly Owned Sub-Advisers is analogous to the role of an investment adviser and its own portfolio manager employees in a more traditional structure. The Fund’s prospectus would disclose that the Adviser has the ultimate responsibility to oversee Wholly Owned Sub-Advisers and recommend to the Board their hiring, termination and replacement. Under a more traditional structure, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. The same principle applies to the proposed arrangement with respect to actions taken by the Adviser to change its arrangements with Wholly Owned Sub-Advisers. Eliminating the requirement of shareholder approval in the circumstances described in this Application with respect to a change of Wholly Owned Sub-Adviser by the Adviser is consistent with the purposes fairly intended by the 1940 Act. On this point, Applicants observe that the Adviser would remain responsible for the oversight of the Funds. Moreover, in light of the disclosure in each Fund’s prospectus and statement of additional information, vesting in the Adviser and the Board the discretion to make changes to Wholly Owned Sub-Advisers would be consistent with shareholder expectations. In the circumstances described in this Application, a proxy statement would provide no more meaningful information to investors than the proposed use of the Multi-manager Information Statement. The Investment Company would also supplement or amend its registration statement as appropriate if a new Wholly Owned Sub-Adviser is appointed or a material amendment is made to a Sub-Advisory Agreement. If a shareholder is dissatisfied with the Adviser’s selection of a Wholly Owned Sub-Adviser or a material change in the Sub-Advisory Agreement, the shareholder would be able to redeem the shares of the Fund.
The last paragraph of Section 1 of the 1940 Act states that the “policy and purposes of [the 1940 Act] . . . are to mitigate and, so far as is feasible, to eliminate the conditions enumerated in this section which adversely affect the national public interest and the interest of investors.” In view of the special circumstances described in the Application, as well as the conditions and other protections for investors provided for herein, the Applicants do not believe that the requested relief will give rise to any of the undesirable circumstances referred to in Section 1 of the 1940 Act. Specifically, because each Fund’s Advisory Agreement would be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act and therefore there will be no opportunity for trafficking in the Advisory Agreement, and because changes to Wholly Owned Sub-Advisers without shareholder approval would be made in accordance with procedures previously disclosed to shareholders and thus consistent with their expectations, Applicants believe that granting the requested relief is consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.
B.	Disclosure of Wholly Owned Sub-Advisers’ Fees
1.	Applicable Law and Request for Relief
a.	Registration Statements
Form N-1A is the registration statement used by open-end investment companies.  Item 19(a)(3) of Form N-1A requires an investment company to disclose in its statement of additional information the method of calculating the advisory fee payable by the investment company, including the “total dollar amounts that the [investment company] paid to the adviser…under the investment advisory contract for the last three fiscal years.” Applicants believe that this item might be interpreted to require the Funds to disclose the fees the Adviser pays to each of its Wholly Owned Sub-Advisers. An exemption is requested, therefore, to permit the Investment Companies to disclose for each Fund (as both a dollar amount and as a percentage of the applicable Fund’s net assets) the aggregate fees paid to the Adviser and any Wholly Owned Sub-Advisers (the “Aggregate Fee Disclosure”)6.  Any Fund that employs an Affiliated Sub-Adviser that is not a Wholly Owned Sub-Adviser also will provide separate disclosure of any fees paid to such Affiliated Sub-Adviser.
b.	Proxy Statements

6 Conditions 8 and 9 to this Application require that the Adviser provide the Board with certain profitability information about the Funds.  Applicants will only comply with conditions 8, 9 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-1 under the 1940 Act, specifies information that must be included in an investment company’s proxy statement.  Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the [investment company] to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year of the [investment company].” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i). Applicants believe that these provisions might be interpreted to require the Funds to disclose the fees the Adviser pays to each Wholly Owned Sub-Adviser in proxy statements for shareholder meetings at which fees would be established or increased, or other action would be taken on an advisory contract. An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure, as provided herein.
c.	Financial Statements
Rules 6-07(2)(a), (b) and (c) of Regulation S-X require investment companies to include in their financial statements information about investment advisory fees. For Example, Rule 6-07(2)(a) requires a registered investment company to “[s]tate separately the total amount of investment advisory, management and service fees, and expenses in connection with research, selection, supervision, and custody of investments.” These requirements might be deemed to require the Funds’ financial statements to include information concerning fees paid to Wholly Owned Sub-Advisers. An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.
2.	Legal Analysis in Support of Requested Relief
As discussed above, the Adviser will operate each Fund using sub-advisory services in a manner that is different from that of investment companies within a more traditional structure. By investing in such a manager-of-managers fund, shareholders effectively hire the Adviser to manage the Fund’s assets by using its selection and monitoring process to select and allocate the Fund’s assets among Wholly Owned Sub-Advisers, rather than by hiring its own employees to manage assets directly. Under the overall supervision of each Board, the Adviser takes responsibility for overseeing the Wholly Owned Sub-Advisers and recommending their hiring, termination and replacement. In return for its services, the Adviser has a contractual right to receive an Advisory Fee. The Adviser will compensate each Wholly Owned Sub-Adviser out of the fees paid to the Adviser pursuant to its Advisory Agreement with the applicable Fund. Neither the Investment Company nor the Fund will be responsible for paying Sub-Advisory Fees to any Wholly Owned Sub-Advisers. Disclosure of the fees that the Adviser pays to each Wholly Owned Sub-Adviser would not serve any meaningful purpose because investors pay the Adviser to retain and compensate the Wholly Owned Sub-Advisers. Indeed, the fees negotiated between the Adviser and the Wholly Owned Sub-Advisers under the proposed manager-of-managers structure would be the equivalent of the compensation packages that an investment manager negotiates with its employees who are portfolio managers in a more traditional structure.7

7 The requested relief would be consistent with the Commission’s disclosure requirements applicable to investment company portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under those requirements, an investment company is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” In addition to this disclosure with respect to fund portfolio managers, each Fund’s statement of additional information will describe the structure and method used to determine the compensation received by a Wholly Owned Sub-Adviser.

For these reasons, Applicants believe that granting the requested relief is appropriate in the public interest and consistent with the protection of investors and the policies fairly intended by the policy and provisions of the 1940 Act.
C.	Precedent
1.	Shareholder Voting
The relief requested in this Application from the shareholder voting requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act with respect to Wholly Owned Sub-Advisers is substantially similar to the Notice of Application released by the Commission in Franklin Advisers, Inc. and Franklin Templeton International Trust, 1940 Act Release No. 30105 (June 18, 2012)(Notice) and the relief granted by the Commission in PIMCO Funds: Multi-Manager Series and PIMCO Advisers L.P., 1940 Act Release No. 24558 (July 17, 2000) (Notice) and 1940 Act Release No. 24597 (Aug. 14, 2000) (Order)(“PIMCO”).  The PIMCO order allowed for a multi-manager structure that involved an investment adviser and its wholly-owned subsidiaries acting as sub-advisers.  Subsequent no-action relief was provided by the SEC staff to permit the applicants for the PIMCO order to adopt the same structure described in this Application, in which the subsidiaries are “sister” companies of the primary adviser (that is, the investment adviser and subadvisers were subsidiaries of the same parent company). See PIMCO Funds: Multi-Manager Series, et al., SEC No-Action Letter (August 6, 2002) (the “PIMCO No-Action Letter”).  The no-action letter reflects a recognition that the economic incentives for an adviser to hire its sister company would be materially equivalent to the incentives for an adviser to hire its wholly-owned subsidiary.  In addition, the PIMCO No-Action Letter recognizes that an adviser can be in a position to discharge its sister company that is acting as a sub-adviser to the same degree that an adviser could discharge its subsidiary.  To that end, each subsidiary of CGC that acts as an Adviser to a Fund will be in a position to discharge any sister company that is acting as a Wholly-Owned Sub-Adviser to the Fund, consistent with the Adviser’s fiduciary responsibilities to the Fund.

2.	Disclosure of Wholly Owned Sub-Advisers’ Fees
The relief requested in this Application from the disclosure requirements of the rules and forms discussed above in Section IV.B.1 is substantially similar to the relief granted by the Commission to Investment Managers Series Trust, et al., 1940 Act Release No. 29787 (September 13, 2011)(notice) and 1940 Act Release No. 29833 (October 12, 2011)(order); Pax World Fund Series Trust I and Pax World Management LLC, 1940 Act Release No. 29751 (August 10, 2011)(notice) and 1940 Act Release No. 29783 (September 7, 2011)(order); Sterling Capital Funds and Sterling Capital Management LLC, 1940 Act Release No. 29713 (July 1, 2011)(notice) and 1940 Act Release No. 29738 (July 26, 2011)(order); Simple Alternatives, LLC and The RBB Fund, Inc., 1940 Act Release No. 29616 (March 24, 2011)(notice) and 1940 Act Release No. 29629 (April 19, 2011)(order); Highland Capital Management, L.P. and Highland Funds I, 1940 Act Release No. 29445 (September 27, 2010)(notice) and 1940 Act Release No. 29488 (October 26, 2010)(order); CMG Capital Management Group, Inc. and Northern Lights Fund Trust, 1940 Act Release No. 29208 (April 16, 2010) (notice) and 1940 Act Release No. 29267 (May 12, 2010) (order); Trust for Professional Managers, et al., 1940 Act Release No. 28382 (Sept. 19, 2008) (Notice) and 1940 Act Release No. 28439 (Oct. 15, 2008) (Order); Fidelity Management & Research Company, et al., 1940 Act Release No. 27544 (Nov. 2, 2006)(Notice) and 1940 Act Release No. 27585 (Nov. 28, 2006)(Order); Atlas Assets, Inc. and Atlas Advisers, Inc, 1940 Act Release No. 26599 (Sept. 16, 2004)(Notice) and 1940 Act Release No. 26689 (Oct. 13, 2004)(Order); JNL Series Trust et al., 1940 Act Release No. 25956 (March 12, 2003)(Notice) and 1940 Act Release No. 25997 (April 8, 2003)(Order); Oppenheimer Select Managers and Oppenheimer Funds, Inc., 1940 Act Release No. 25928 (Feb. 6, 2003)(Notice) and 1940 Act Release No. 25952 (March 4, 2003)(Order);  AB Funds Trust and SBC Financial Services, Inc., 1940 Act Release No. 25805 (Nov. 19, 2002)(Notice) and 1940 Act Release No. 25848 (Dec. 17, 2002)(Order);and PIMCO.  The Applicants acknowledge that the aforementioned orders were granted with respect to unaffiliated sub-advisers, and for PIMCO with respect to wholly-owned sub-advisers.  However, Applicants believe that the relief granted with respect to the disclosure of sub-adviser fees is even more appropriate for the structure proposed in this Application where the sub-adviser is a wholly-owned.  Disclosure of the fees paid to each Wholly Owned Sub-Adviser seems to the Applicants to be less relevant to an investor than the fees an adviser would pay to an unaffiliated sub-adviser.
V.	Conditions to Relief
Applicants agree that any Order granting the requested relief will be subject to the following conditions8:
1.
Before a Fund may rely on the Order, the operation of the Fund in the manner described in this Application, including the hiring of Wholly Owned Sub-Advisers, will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund all of whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund’s shares to the public.

2.
The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application.  In addition, each Fund will hold itself out to the public as employing the multi-manager structure described in this Application.  The prospectus will prominently disclose that the Adviser has ultimate responsibility, subject to oversight by the Board, to oversee the Wholly Owned Sub-Advisers and recommend their hiring, termination and replacement.

3.	A Fund will inform shareholders of the hiring of a new Wholly Owned Sub-Adviser within 90 days after the hiring of a new Wholly Owned Sub-Adviser pursuant to the Modified Notice and Access Procedures.

8 Applicants will only comply with conditions 8, 9 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

4.	The Adviser will not make any Ineligible Sub-Adviser Changes without that sub-advisory agreement, including the compensation paid thereunder, being approved by the shareholders of the applicable Fund.
5.
At all times, at least a majority of the Board will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.
Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7.
Whenever a sub-adviser change is proposed for a Fund, the applicable Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or any sub-adviser that is an affiliated person of the Adviser derives an inappropriate advantage.

8.
The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9.	Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.
10.	The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets and, subject to review and approval of the Board (except that with respect to (c) and (d) below, no approvals are necessary), the Adviser will: (a) set the Fund’s overall investment strategies; (b) evaluate, select and recommend Wholly Owned Sub-Advisers to manage all or a part of the Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Wholly Owned Sub-Advisers; (d) monitor and evaluate the performance of Wholly Owned Sub-Advisers; and (e) implement procedures reasonably designed to ensure that the Wholly Owned Sub-Advisers comply with the Fund’s investment objective, policies and restrictions.

11.
No trustee or officer of the Trust or a Fund, or director, manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a sub-adviser to a Fund, except for ownership of interests in the Adviser or any entity, except a Wholly Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser.

12.	Each Fund will disclose the Aggregate Fee Disclosure in its registration statement.
13.
In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in this Application, the requested Order will expire on the effective date of that rule.

VI.	Procedural Matters
All requirements of the Articles of Incorporation or Declaration of Trust, as the case may be, and the By-Laws of each Applicant have been complied with in connection with the execution and filing of the Application, and the undersigned officer of each Applicant is fully authorized to execute this Application.  The Board of Directors or Trustees or authorized committee thereof, as the case may be, of each Applicant has adopted a resolution that authorizes the filing of the Application.  A copy of the authorizations required by Rule 0-2(c) under the 1940 Act (i) for American Funds Portfolio Series was previously filed as Exhibit A-1 to Amendment No. 4 to the Application, filed with the Commission on April 19, 2012, (ii) for American Funds Global Balanced Fund, American Funds Mortgage Fund and American Funds Tax-Exempt Fund of New York were previously filed as Exhibits A-1 and A-2 to Amendment No. 3 to the Application, filed with the Commission on December 16, 2011, (iii) for American Funds Money Market Fund was previously filed as Exhibit A to Amendment No. 1 to the Application, filed with the Commission on August 5, 2009, and (iv) for all other Applicants9 were previously filed as Exhibits A-1 through A-9 to the original Application, filed with the Commission on December 19, 2008, and such resolutions remain in full effect as of the date hereof and have not been rescinded, amended or modified.
The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 through B-7.
Applicants request that any questions regarding this Application be directed to:

Michael J. Downer
Capital Research and Management Company
333 South Hope Street, 33rd Floor
Los Angeles, CA 90071

VII.	Conclusion
For the reasons and subject to the conditions set forth above, Applicants submit that the issuance by the Commission of the Order pursuant to Section 6(c) of the 1940 Act is necessary or

9 American Funds Fundamental Investors was formerly known as Fundamental Investors, Inc. (which filed its authorization as part of Exhibit A-4 to the original Application, filed with the commission on December 19, 2008) prior to its reorganization from a Maryland corporation to a Delaware statutory trust.  American Funds Short-Term Tax-Exempt Bond Fund was previously known as The Tax-Exempt Money Fund of America (which filed its authorization as part of Exhibit A-5 to the original Application, filed with the commission on December 19, 2008) prior to its conversion from a tax-exempt money market fund to a short-term tax-exempt bond fund and reorganization from a Massachusetts business trust to a Delaware statutory trust. These resolutions continue to apply to both funds, remain in full effect as of the date hereof and have not been rescinded, amended or modified.

appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VIII.	Signatures
This Amendment No. 5 to the Application has been duly executed by the undersigned officer of each Applicant as of the date set forth below.

Capital Research and Management Company /s/ Michael J. Downer Name: Michael J. Downer Title: Senior Vice President and Secretary	Dated: July 13, 2012
AMCAP Fund /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary	Dated: July 13, 2012
American Balanced Fund /s/ Patrick F. Quan Name: Patrick F. Quan Title: Secretary	Dated: July 13, 2012
American Funds Fundamental Investors /s/ Patrick F. Quan Name: Patrick F. Quan Title: Secretary	Dated: July 13, 2012
American Funds Global Balanced Fund /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary	Dated: July 13, 2012

American Funds Income Series /s/ Courtney R. Taylor Name: Courtney R. Taylor Title: Secretary	Dated: July 13, 2012
American Funds Insurance Series /s/ Steven I. Koszalka Name: Steven I. Koszalka Title: Secretary	Dated: July 13, 2012
American Funds Money Market Fund /s/ Courtney R. Taylor Name: Courtney R. Taylor Title: Secretary	Dated: July 13, 2012
American Funds Mortgage Fund /s/ Courtney R. Taylor Name: Courtney R. Taylor Title: Secretary	Dated: July 13, 2012
American Funds Portfolio Series /s/ Steven I. Koszalka Name: Steven I. Koszalka Title: Secretary	Dated: July 13, 2012
American Funds Short-Term Tax-Exempt Bond Fund /s/ Courtney R. Taylor Name: Courtney R. Taylor Title: Secretary	Dated: July 13, 2012

American Funds Target Date Retirement Series /s/ Steven I. Koszalka Name: Steven I. Koszalka Title: Secretary	Dated: July 13, 2012
American Funds Tax-Exempt Fund of New York /s/ Courtney R. Taylor Name: Courtney R. Taylor Title: Secretary	Dated: July 13, 2012
American Funds Tax-Exempt Series I /s/ Stephanie L. Pfromer Name: Stephanie L. Pfromer Title: Secretary	Dated: July 13, 2012
American Funds Tax-Exempt Series II /s/ Courtney R. Taylor Name: Courtney R. Taylor Title: Secretary	Dated: July 13, 2012
American High-Income Municipal Bond Fund /s/ Courtney R. Taylor Name: Courtney R. Taylor Title: Secretary	Dated: July 13, 2012
American High-Income Trust /s/ Courtney R. Taylor Name: Courtney R. Taylor Title: Secretary	Dated: July 13, 2012

American Mutual Fund /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary	Dated: July 13, 2012
The Bond Fund of America /s/ Courtney R. Taylor Name: Courtney R. Taylor Title: Secretary	Dated: July 13, 2012
Capital Income Builder /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary	Dated: July 13, 2012
Capital World Bond Fund /s/ Courtney R. Taylor Name: Courtney R. Taylor Title: Secretary	Dated: July 13, 2012
Capital World Growth and Income Fund, Inc. /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary	Dated: July 13, 2012
EuroPacific Growth Fund /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary	Dated: July 13, 2012

The Growth Fund of America, Inc. /s/ Patrick F. Quan Name: Patrick F. Quan Title: Secretary	Dated: July 13, 2012
The Income Fund of America /s/ Patrick F. Quan Name: Patrick F. Quan Title: Secretary	Dated: July 13, 2012
Intermediate Bond Fund of America /s/ Courtney R. Taylor Name: Courtney R. Taylor Title: Secretary	Dated: July 13, 2012
International Growth and Income Fund /s/ Patrick F. Quan Name: Patrick F. Quan Title: Secretary	Dated: July 13, 2012
The Investment Company of America /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary	Dated: July 13, 2012
Limited Term Tax-Exempt Bond Fund of America /s/ Courtney R. Taylor Name: Courtney R. Taylor Title: Secretary	Dated: July 13, 2012

The New Economy Fund /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary	Dated: July 13, 2012
New Perspective Fund, Inc. /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary	Dated: July 13, 2012
New World Fund, Inc. /s/ Vincent P. Corti Name: Vincent P. Corti Title: Secretary	Dated: July 13, 2012
Short-Term Bond Fund of America /s/ Courtney R. Taylor Name: Courtney R. Taylor Title: Secretary	Dated: July 13, 2012
SMALLCAP World Fund, Inc. /s/ Patrick F. Quan Name: Patrick F. Quan Title: Secretary	Dated: July 13, 2012
The Tax-Exempt Bond Fund of America /s/ Courtney R. Taylor Name: Courtney R. Taylor Title: Secretary	Dated: July 13, 2012

Washington Mutual Investors Fund /s/ Jennifer L. Butler Name: Jennifer L. Butler Title: Secretary	Dated: July 13, 2012

EXHIBIT INDEX

Exhibits A	Authorization of Applicant required by Rule 0-2(c) – previously filed.

Exhibits B-1 through B-7            Verifications of Applicants required by Rule 0-2(d).

EXHIBIT B-1
VERIFICATION
Capital Research and Management Company
The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of Capital Research and Management Company (the “Company”), a Delaware corporation, that he is a Senior Vice President and Secretary of the Company, and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael J. Downer
Michael J. Downer

EXHIBIT B-2
VERIFICATION

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of each of AMCAP Fund, a Delaware statutory trust, American Funds Global Balanced Fund, a Delaware statutory trust, American Mutual Fund, a Delaware statutory trust, Capital Income Builder, a Delaware statutory trust, Capital World Growth and Income Fund, Inc., a Maryland corporation, EuroPacific Growth Fund, a Massachusetts business trust, The Investment Company of America, a Delaware statutory trust, The New Economy Fund, a Massachusetts business trust, New Perspective Fund, Inc., a Maryland corporation, and New World Fund, Inc., a Maryland corporation, (each, a “Company”), that he is the Secretary of each Company, and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Vincent P. Corti
Vincent P. Corti

EXHIBIT B-3
VERIFICATION

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of each of American Balanced Fund, a Delaware statutory trust, American Funds Fundamental Investors, a Delaware statutory trust, The Growth Fund of America, Inc., a Maryland corporation, The Income Fund of America, a Delaware statutory trust, International Growth and Income Fund, a Delaware statutory trust, SMALLCAP World Fund, Inc., a Maryland corporation (each, a “Company”), that he is the Secretary of each Company, and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Patrick F. Quan
Patrick F. Quan

EXHIBIT B-4
VERIFICATION

The undersigned being duly sworn deposes and says that she has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of each of American Funds Income Series, a Delaware statutory trust, American Funds Money Market Fund, a Delaware statutory trust, American Funds Mortgage Fund, a Delaware statutory trust, American Funds Short-Term Tax-Exempt Bond Fund, a Delaware statutory trust, American Funds Tax-Exempt Fund of New York, a Delaware statutory trust, American Funds Tax-Exempt Series II, a Delaware statutory trust, American High-Income Municipal Bond Fund, a Delaware statutory trust, American High-Income Trust, a Delaware statutory trust, The Bond Fund of America, a Delaware statutory trust, Capital World Bond Fund, a Delaware statutory trust, Intermediate Bond Fund of America, a Delaware statutory trust, Limited Term Tax-Exempt Bond Fund of America, a Delaware statutory trust, Short-Term Bond Fund of America, a Delaware statutory trust, The Tax-Exempt Bond Fund of America, a Delaware statutory trust (each, a “Company”), that she is the Secretary of each Company, and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Courtney R. Taylor
Courtney R. Taylor

EXHIBIT B-5
VERIFICATION

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of each of American Funds Insurance Series, a Massachusetts business trust, American Funds Portfolio Series, a Delaware statutory trust, and American Funds Target Date Retirement Series, a Delaware statutory trust, (each, a “Company”), that he is the Secretary of each Company, and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Steven I. Koszalka
Steven I. Koszalka

EXHIBIT B-6
VERIFICATION

The undersigned being duly sworn deposes and says that she has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of American Funds Tax-Exempt Series I, a Delaware statutory trust (the “Company”), that she is the Secretary of the Company, and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Stephanie L. Pfromer
Stephanie L. Pfromer

EXHIBIT B-7
VERIFICATION

The undersigned being duly sworn deposes and says that she has duly executed the attached Application for an Order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 for and on behalf of Washington Mutual Investors Fund, a Delaware statutory trust (the “Company”), that she is the Secretary of the Company, and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Jennifer L. Butler
Jennifer L. Butler